[ASI LETTERHEAD]

October 11, 2006

Via Facsimile ((202) 772-9209) and EDGAR

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:                               Analytical Surveys, Inc.
Registration Statement of Form S-3, as amended
File No. 333-136078

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Analytical Surveys, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3, as amended (File No. 333-136078), to October 13, 2006 at 2:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Michelle Earley of Locke Liddell & Sapp LLP at (512) 305-4818 with any questions you may have concerning this request.  In addition, please notify Ms. Earley when this request for acceleration has been granted.

Very truly yours,

/s/ Lori A. Jones

Lori A. Jones
Chief Executive Officer

cc:	Via Facsimile (713) 223-3717
David F. Taylor, Jr.
Locke Liddell & Sapp LLP

Via Facsimile (512) 391-4818
Michelle Earley
Locke Liddell & Sapp LLP